Exhibit 99.1

FOR IMMEDIATE RELEASE

Anchiano Therapeutics Reports Fourth Quarter and Full Year 2018 Financial Results

– Successfully Completed $30.5 million U.S. Initial Public Offering in February 2019 –

– Interim Analysis of the Codex Clinical Trial Expected in Fourth Quarter 2019 –

CAMBRIDGE, Mass., March 12, 2019 - Anchiano Therapeutics Ltd. (Nasdaq and TASE: ANCN) (“Anchiano”), a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, today reported financial results for its fourth quarter and year ended December 31, 2018.

Key Developments and Recent Highlights

•	Closed an initial public offering (“IPO”) on February 14, 2019, resulting in gross proceeds of $30.5 million. The ADSs began trading on the Nasdaq Capital Market (“Nasdaq”) under the symbol “ANCN”. The net proceeds from Anchiano’s IPO are held in cash and cash equivalents and are expected to fund operations until the end of the second quarter of 2020.

•	Initiated its Codex Clinical Trial in December 2018 for the development of its lead product candidate inodiftagene vixteplasmid (“inodiftagene”), a recombinant DNA construct designed to be administered to patients with early stage bladder cancer. The single-arm, open label study is designed to test the effects of inodiftagene in a setting unresponsive to bacillus Calmette-Guérin (“BCG”). An interim analysis of the Codex Clinical Trial is expected to be completed during the fourth quarter of 2019.

Fourth Quarter and Full Year 2018 Financial Results:

•	On December 31, 2018, Anchiano had total cash and cash equivalents of approximately $7.5 million, compared to approximately $1.5 million on December 31, 2017.

•	Research and development expenses incurred in the fourth quarter and fiscal year ended December 31, 2018, respectively, were approximately $1.8 million and $7.6 million, compared to approximately $1.0 million and $6.2 million incurred in the fourth quarter and fiscal year ended December 31, 2017, respectively. This increase was mainly due to an increase in clinical trial initiation expenses, manufacturing expenses and an increase in clinical manpower.

•	General and administrative expenses incurred in the fourth quarter and fiscal year ended December 31, 2018, respectively, were approximately $1.2 million and $5.5 million, compared to approximately $0.9 million and $3.2 million incurred in the fourth quarter and fiscal year ended December 31, 2017, respectively. This increase was mainly due to an option grant to our Chief Executive Officer and increases in payroll provisions, professional and consulting expenses and rent expenses.

•	Financing (income) expense, net, in the fourth quarter and fiscal year ended December 31, 2018, respectively, was approximately $(1.3) million and $(0.4) million, compared to approximately $(0.05) million and $0.1 million in the fourth quarter and fiscal year ended December 31, 2017, respectively. This change was due to issuance costs related to the derivative financial instruments issued in the second quarter of 2018, changes in the fair value of derivative financial instruments, and exchange rate fluctuations.

•	In summary, net loss for the fourth quarter and fiscal year ended December 31, 2018, respectively, was approximately $1.8 million and $13.3 million, compared to approximately $1.9 million and $9.8 million in the fourth quarter and fiscal year ended December 31, 2017.

About Anchiano

Anchiano is a pivotal-stage biopharmaceutical company focused on the discovery and development of novel therapies to treat cancer, with offices in Cambridge, MA, and Jerusalem, Israel. Anchiano’s most advanced product candidate, inodiftagene, is in development as a treatment for non-muscle-invasive bladder cancer. For more information on Anchiano, please visit www.anchiano.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to risks and uncertainties. Words such as “believes,” “intends,” “expects,” “projects,” “anticipates” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions, many of which are beyond the control of Anchiano, including, without limitation, the risk factors and other matters set forth in its filings with the Securities and Exchange Commission, including, when filed, its Annual Report on Form 20-F for the year ended December 31, 2018. Anchiano undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Company Contact:

Frank Haluska, M.D., Ph.D.

President and Chief Executive Officer

info@anchiano.com

Investor Contact:

Ashley R. Robinson

Managing Director

LifeSci Advisors, LLC

617-535-7742

arr@lifesciadvisors.com

QUARTERLY RESULTS OF OPERATIONS

U.S. dollars in thousands

	Fiscal Quarter Ended December 31,
	2018	2017
Operating expenses:
Research and development expenses	1,837	1,007
General and administrative expenses	1,139	875
Operating loss	2,976	1,882
Financing income, net	(1,327)	(47)
Loss before taxes on income	1,649	1,835
Income tax	160	113
Net loss	1,809	1,948

CASH FLOWS

U.S. dollars in thousands

	Fiscal Quarter Ended December 31,
	2018	2017
Net cash used in operating activities	(3,521)	(1,889)
Net cash used in investing activities	(26)	(8)
Net cash provided by financing activities	-	7
Net increase (decrease) in cash and cash equivalents	(3,547)	(1,890)

CONSOLIDATED FINANCIAL DATA

U.S. dollars in thousands, except for per share data

	Fiscal Year Ended December 31,
	2018	2017

Consolidated Statements of Operations:
Operating expenses:
Research and development expenses	7,559	6,229
General and administrative expenses	5,485	3,163
Operating loss	13,044	9,392
Financing expense (income), net	(386)	91
Loss before taxes on income	12,658	9,483
Income tax	621	323
Net loss	13,279	9,806
Net loss per ordinary share	1.05	1.09

	Fiscal Year Ended December 31,
	2018	2017
Consolidated Statements of Financial Position Data:
Cash and cash equivalents	7,517	1,454
Working capital	884	(842)
Total assets	12,574	2,087
Total liabilities	13,664	2,696
Total shareholders’ equity (deficiency)	(1,090)	(609)

CASH FLOWS

U.S. dollars in thousands

	Fiscal Year Ended December 31,
	2018	2017
Net cash used in operating activities	(14,744)	(8,515)
Net cash used in by investing activities	(338)	(34)
Net cash provided by financing activities	21,162	5,242
Net increase (decrease) in cash and cash equivalents	6,080	(3,307)